[Letterhead of Cooley LLP]

September 18, 2012

VIA ELECTRONIC DELIVERY

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Gladstone Land Corporation
Registration Statement on Form S-11

Dear Mr. Kluck:

On behalf of Gladstone Land Corporation (the “Company”), we previously confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) drafts of a Registration Statement on Form S-11 (the “Registration Statement”). We are providing this letter response to comments (the “Comments”) received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 31, 2012 with respect to the most recent confidential submission of the Registration Statement. Simultaneously herewith, the Company is publicly filing the Registration Statement and supplementally providing, for the Staff’s review, a version of the Registration Statement marked to show changes from the most recent confidential submission of the Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of our responses correspond to the page numbers of the Registration Statement.

Compensation of Our Advisor and Our Administrator, page 9

1.	Please clarify in a footnote to the “Allocation of Administrator Overhead Expenses” compensation that your administrator is 100% owned by the same entity that owns your advisor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 116.

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2.	We note the management advisory fee and administration fee disclosed on page 54. Please revise the chart to include these amounts paid to date, including all reimbursements. In addition, to the extent you have incurred offering expenses to date, please revise to include these amounts.

In response to the Staff’s comment, we respectfully advise the Staff that the chart on page 10 summarizes proposed compensation under the new management advisory and administration agreements that will take effect after the proposed offering has been completed. The management advisory fee and administration fee disclosed on page 55 are fees charged under the existing agreements and, in light of the significant differences between the agreements with respect to fee structures, the historical expenses are not representative of the expenses that the Company will incur following the offering. As such, these historical amounts do not correlate to the chart on page 10. The Company has added a footnote on page 11 to include the offering expenses incurred to date.

Use of Proceeds, page 36

3.	Footnote (2) on page 36 indicates general corporate expenses, which include payments to your administrator, are to be paid from offering proceeds. Please revise to quantify any payments to your administrator from offering periods and clarify that your administrator is affiliated with your advisor.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 and has removed the supplemental table in footnote 2. The Company will use the proceeds from the offering primarily to acquire farms and farming related properties. The Company’s Adviser and Administrator do not charge transaction fees when the Company acquires properties. Any fees paid to the Company’s Adviser or Administrator will be paid from its operating revenues.

Financial Condition, Liquidity and Capital Resources, page 55

4.	It appears that you have made deposits in connection with proposed property acquisitions. Please continue to monitor the requirements of Rules 3-14 and 8-04 of Regulation S-X regarding probable or completed acquisitions.

The Company acknowledges the Staff’s comment and confirms that it will continue to monitor the requirements of Rules 3-14 and 8-04 of Regulation S-X regarding probable or completed acquisitions. We further advise the Staff that the Company does not intend to file as a smaller reporting company under Rule 8-04 of Regulation S-X.

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In this regard, we supplementally advise the Staff that the Company has included disclosure with respect to properties acquired since the date of the latest balance sheet on pages 1, 6, 8, 48, 88, 91 and 95, and that it has included audited financial statements of one of the acquired properties on page F-35. In addition, please see our response to comment 11 below.

Leased Property, page 72

5.	Please explain the basis for your statement that “[b]ecause we use triple net leases, we believe we incur fewer expenses than traditional real estate investment trusts.”

In response to the Staff’s comment, the Company has revised the disclosure on page 75.

Our Current Properties, page 83

6.	Please provide us with your calculations of current yield on properties based on the cost basis of assets, current yield on properties based on the appraised value of assets, and average annual return on farms since inception. In addition, explain to us whether these metrics meet the definition of non-GAAP measures in accordance with Item 10(e) of Regulation S-K, and if so please revise your filing to provide all of the disclosure items required by Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 to eliminate non-GAAP measures and all yield calculations using non-GAAP measures. The Company further defined the given calculations using only GAAP-defined terms. Below is a summary of the calculations included on page 86-88.

Farm Name	2012 GAAP annual straight-line revenue	Cost Basis of Property	Yield on Property
	A	B	A/B
San Andreas Farm	431,655	4,929,307	8.8%
West Gonzales Farm	2,181,507	15,185,928	14.4%
West Beach Farms	423,602	8,472,073	5.0%
Dalton Lane Farm	142,500	2,808,000	5.1%
Keysville Road Farms	89,581	1,412,000	6.3%
Colding Loop Farm	175,000	3,507,000	5.0%
Trapnell Road Farms	241,145	4,000,000	6.0%

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7.	Please provide us with the calculation of current cash yield for each property discussed in this section. Given that the metric appears to be calculated solely based on gross rental income, with no reduction for operating expenses, overhead or fees, explain to us how the amount represents the true yield for the property. Finally, explain to us whether this metric meets the definition of a non-GAAP measure in accordance with Item 10(e) of Regulation S-K, and if so please revise your filing to provide all of the disclosure items required by Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosures on page 86-88 to eliminate all non-GAAP measures and related yield calculations. The yield calculations currently provided use only standard GAAP terms, with the calculation being set forth in the first paragraph of this section.

The Company further advises the staff that the Company’s leases are all triple-net leases, in which the tenant is responsible for the operating expenses of the property. Therefore, the Company believes that excluding operating expenses provides an accurate estimate of the expected overall yield for the respective properties. In addition, the Company does not allocate overhead expenses to any of its properties when calculating the property’s net operating income, which is standard real estate practice.

Lease Expirations, page 87

8.	Please clarify what is meant by “cash rent” and how such metric differs from rent received. We also note that the term, “cash rent,” is discussed on page 72 as an industry specific term that describes a leasing agreement that involves sharecropping, in which you indicate that you do not engage. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 to reflect that “crop share” is the proper industry-specific term for a leasing agreement in which payment of a portion of the crop profit is paid by the tenant farmer to the landowner as rent. We further advise the Staff that, following the revision, the term “cash rent” is no longer used in the Registration Statement.

Our Real Estate Experience, page 87

9.	We note your response to comment 32 in our letter dated June 7, 2012. Please also clarify the differences between companies represented by NARET All REIT Index and yourself. Please make similar disclosure regarding other indices that you present in your prospectus, such as the NCREIF Farmland Index.

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In response to the Staff’s comment, the Company has revised the disclosure on page 4 and 92.

Gladstone Land Corporation

Notes to Consolidated Financial Statements

Note 5. Real Estate and Intangible Assets, page F-14

10.	We have read your response to our prior comment 36. Please explain to us in further detail how you determined that it would be appropriate to recognize a bargain purchase gain in a real estate transaction. In your response please provide us with a summary of the terms of the lease on the property and tell us whether management believes that the cash flows from the lease support the appraised value.

In response to the Staff’s comment, the Company advises the Staff that it purchased the Keysville Road Farms in October 2011 for $1.2 million. The properties were appraised by a third-party at the time of closing for $1.4 million in the aggregate. At closing, the Company was assigned the existing triple-net lease, which expires on July 1, 2016. The tenant has one option to extend the lease for an additional five years. The lease provides for prescribed rent escalations over the life of the lease, with annualized, straight-line rents of approximately $68,000.

In conjunction with the acquisition, the Company identified the assets acquired and liabilities assumed. Additionally, before concluding a bargain purchase gain was appropriate, the Company reassessed whether the identified assets and liabilities were appropriate. The Company believes that it was appropriate to recognize a bargain purchase gain on this real estate transaction considering the circumstances surrounding the sale. The seller of the land was in financial distress at the time of sale because the seller had declared bankruptcy and needed to receive the consideration as fast as possible in order continue his farming operations. Without the proceeds from the sale, the seller would be unable to maintain his farming operations with cash on-hand. As a result of the need to act quickly, the seller did not have time to publicly market the farmland for sale and the Company was able to acquire it at a discount. The Company believes the recognition of the bargain purchase gain is consistent with the guidance in ASC Topic 805-30, “Business Combinations.” ASC 805-30 provides an example of acting under compulsion in which a seller needed to dispose of investments by a specified date and therefore did not have sufficient time to market the investment to multiple potential buyers. The Company believes that the example set forth in ASC 805-30 is similar to the facts surrounding the Company’s acquisition of the Keysville Road Farms. In light of this guidance and the third-party appraisal of the properties, the Company believes it was appropriate to recognize a bargain purchase gain from the acquisition.

The Company believes the cash flows from the lease support the appraised value of $1.4 million. The Company believes the assumptions in the third-party appraisal are reasonable and supportable and the valuation is consistent with comparable transactions, including other recent acquisitions of farmland by the Company.

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2364 West Beach Road, Page F-23

Historical Summary of Revenue, page F-24

11.	We have read your response to our prior comment 38. Please tell us whether the leases at either 2364 West Beach Road or 75 Dalton Lane contain renewal periods, and if so tell us the terms of any renewal option and the likelihood that the tenant will renew the lease. Additionally, please provide us with the significance tests for each property acquired including the significance threshold.

In response to the Staff’s comment, we supplementally advise the Staff that the lease at 2364 West Beach Road did not contain a renewal option at the time of acquisition. The lease on 75 Dalton Lane did contain a renewal option, which the tenant exercised in March 2012. The total lease term including the renewal option at the time of acquisition was less than five years. In addition, the renewal option on 75 Dalton Lane was a 14% increase in the annual rental income from the original term and thus the Company concluded that the renewal option was not reasonably assured to be exercised at the time of acquisition.

Except for the Trapnell Road acquisition, the Company used a significance threshold of 10% of the Company’s total consolidated assets as of December 31, 2010 and 2011, the dates of the last audited balance sheets, for the properties acquired in 2011 and 2012, respectively in accordance with Rule 3-14 of Regulation S-X. For the Trapnell Road Farms, which were previously owner-occupied with no prior rental history, the Company considered the guidance for properties subject to net lease and used a significance threshold of 20% in accordance with Section 2330.10 of the Division of Corporation Finance’s Financial Reporting Manual. A summary of these tests is below:

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Property	Investment in the Property	Total Assets at 12/31/2010	Percentage of Total Investment in the Property
West Beach	$8,472,073	$29,034,484	29%
Dalton Lane	$2,808,000	$29,034,484	10%
Keysville Road	$1,200,000	$29,034,484	4%

Property	Investment in the Property	Total Assets at 12/31/2011	Percentage of Total Investment in the Property
Colding Loop	$3,507,000	$33,041,417	11%
Trapnell Road	$4,000,000	$33,041,417	12%

***

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You may fax any comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Registration Statement or this response to the undersigned at (703) 456-8100.

Very truly yours,

Darren K. DeStefano

Enclosures

cc:	David Gladstone, Gladstone Land Corporation
Thomas R. Salley, Cooley LLP
Brian F. Leaf, Cooley LLP

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